Securities and Exchange Commission
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)
For the fiscal year ended December 31, 2006.
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                        to
Commission file number: 1-13908
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
INVESCO 401(k) Plan
1360 Peachtree Street, N.E.
Atlanta, Georgia 30309
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INVESCO PLC
1360 Peachtree Street, N.E.
Atlanta, Georgia 30309

Financial Statements and
Supplemental Schedule
INVESCO 401(k) Plan (formerly the AMVESCAP 401(k) Plan)
As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005, and for the
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
INVESCO Benefits Plans Committee
INVESCO 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA June 21, 2007

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Investments, at fair value:
Cash equivalents	$1,702,310	$1,266,238
INVESCO PLC ordinary shares	4,670,190	3,612,324
Non-employer common stock	226,367	238,513
Mutual funds	168,975,157	152,912,236
Collective trusts	138,551,749	125,958,310
Participant loans	5,517,697	5,880,592

Total investments	319,643,470	289,868,213

Receivables:
Employer contributions	520,724	877,136
Investment income	823	473
Due from brokers for sales of securities	127,457	—

Total receivables	649,004	877,609

Total assets	320,292,474	290,745,822

Liabilities:
Due to brokers for purchases of securities	63,751	—

Total liabilities	63,751	—

Net assets reflecting all investments at fair value	320,228,723	290,745,822

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	802,959	520,338

Net assets available for benefits	$321,031,682	$291,266,160

See accompanying notes.

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions:
Contributions:
Employers	$9,280,533
Participants	18,985,794
Rollovers from qualified plans	650,059

Total contributions	28,916,386

Net appreciation in fair value of investments	33,807,137
Interest and dividends	7,719,233

Total additions	70,442,756

Deductions:
Benefits paid to participants	(40,660,883)
Administrative expenses	(16,351)

Total deductions	(40,677,234)

Net increase	29,765,522

Net assets available for benefits:
Beginning of year	291,266,160

End of year	$321,031,682

See accompanying notes.

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements
December 31, 2006
1. Plan Description
The following description of the INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan) (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document and summary plan description. The Plan changed its name from the AMVESCAP 401(k) effective June 21, 2007.
General
The Plan, established and effective January 1, 2000, and restated and amended February 1, 2005, is a defined contribution plan for the benefit of qualifying employees of IVZ, Inc. (formerly AVZ, Inc.) (the Plan Sponsor); A I M Management Group Inc. (AIM); INVESCO Group Services, Inc. (formerly AMVESCAP Group Services, Inc.); INVESCO Institutional (N.A.), Inc. (IINA); Atlantic Trust Group, Inc. (Atlantic Trust); PowerShares Capital Management, LLC (PowerShares); and WL Ross & Co., LLC (WL Ross) (collectively, the Employers) and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is INVESCO PLC (formerly AMVESCAP PLC). INVESCO PLC (INVESCO) changed its name from AMVESCAP PLC effective May 23, 2007.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
PowerShares Capital Management, LLC was acquired on September 18, 2006, and WL Ross & Co., LLC was acquired on October 3, 2006, by INVESCO. Both PowerShares and WL Ross employees became eligible participants in the Plan on their respective dates of acquisition.
Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of their employment, provided they are eligible employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
1. Plan Description (continued)
Plan Administration
Effective February 1, 2005, the INVESCO Benefits Plan Committee (formerly AMVESCAP Benefits Plan Committee) was named the administrator of the Plan (the Plan Administrator). IVZ, Inc. (formerly AVZ, Inc.) was the prior administrator of the Plan. INVESCO National Trust Company (INTC) (formerly AMVESCAP National Trust Company) is the Plan’s trustee and asset custodian, except for the ordinary shares of INVESCO PLC, individual brokerage accounts, and grandfathered assets held in participant-directed brokerage accounts, which are in the custody of State Street Bank. Effective July 31, 2006, INTC became a wholly owned subsidiary of INVESCO North American Holdings Inc., a holding company whose ultimate parent company is INVESCO PLC.
Contributions
The Plan permits participants to make pretax elective deferrals of 1% to 75% of compensation, as defined, subject to certain limitations under the Internal Revenue Code (Code). Participants who attained the age of 50 during the year may make catch-up contributions for prior years in accordance with IRS guidelines. The Employers will not match these catch-up contributions.
The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by each participant, plus 50% of the next 2% of compensation contributed by each participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the Plan year due to death, disability, or retirement upon reaching the age of 59 1/2. No such discretionary contributions were made for the year ended December 31, 2006.
The Plan also accepts rollovers of distributions from other tax-qualified plans.

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
1. Plan Description (continued)
Participant Accounts
The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant’s account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants’ accounts daily based on their relative account balances in each investment option.
Vesting
Eligible participants are immediately vested in all contributions to the Plan.
Benefits
Benefits may be paid to a participant upon attainment of normal retirement age (59 1/2), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant’s account as of the date the record-keeper processes the distribution.
Any portion of a participant’s account which is held in INVESCO PLC ordinary shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.
Effective August 1, 2005, a participant is permitted an in-service withdrawal, on a quarterly basis, from the vested portion of his/her account if he/she has reached age 59 1/2. Prior to this change, participants were allowed annual in-service withdrawals of amounts in a rollover account or after-tax account (from prior plans) upon reaching normal retirement age.

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
1. Plan Description (continued)
Loans to Participants
The Plan permits loans to participants up to the lesser of 50% of the participant’s vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the Employers is also considered. A participant may have only one outstanding loan at a time from the Plan or the INVESCO Money Purchase Plan (formerly AMVESCAP Money Purchase Plan). A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant’s account. Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator. Principal and interest are paid ratably through bi-monthly payroll deductions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
Risks and Uncertainties
The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
2. Summary of Significant Accounting Policies (continued)
Risks and Uncertainties (continued)
investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investment Valuation
Investments in securities traded on securities exchanges are valued at the quoted market price on the last business day of the Plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.
Investments in common collective trust funds are valued at their net unit value as calculated each day by the trustee. Investments in shares of investment companies (mutual funds) are valued at the net asset value of shares held by the Plan on the last business day of the Plan year.
Guaranteed investment contracts (GICs) held in common collective trust funds are reflected at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. Certain GICs are defined as fully benefit-responsive investment contracts which require an adjustment from fair value to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount participants would receive if they withdrew or transferred all or a portion of their investment in the trust.
Income Recognition
Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
2. Summary of Significant Accounting Policies (continued)
Net Appreciation (Depreciation) in Fair Value of Investments
Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.
Administrative Expenses
Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. A majority of administrative expenses are paid by the Employers. INVESCO does not charge investment management fees related to the Plan’s trust funds.
Recent Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements (continued)
The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits.
Reclassification
Certain 2005 reported amounts have been reclassified to conform to current presentation. Such reclassifications had no impact on net assets available for benefits.
3. Investment Options
The Plan offers investment options that include mutual funds and collective trusts managed by INVESCO, AIM, and Atlantic Trust. Participants can also elect model portfolios that provide a broader, balanced option approach. A participant can choose from five portfolios made up of Plan fund offerings based on various risk tolerance levels.
The Mutual Fund Window (MFW) permits participants to establish an individual brokerage account through State Street Brokerage, which allows participants to invest 100% of their total account in various mutual funds.
The Plan does not allow new contributions into the INVESCO Stock Fund (formerly AMVESCAP Stock Fund). The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.
4. Investments
The values of individual assets that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

2006
INVESCO Stable Value Trust Fund	$37,602,836
AIM International Growth Fund — Institutional Share Class	31,238,897

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006

4. Investments (continued)

INVESCO 500 Index Trust Fund	30,697,426
AIM Small Cap Growth Fund — Institutional Share Class	26,664,808
AIM Basic Value Fund — Institutional Share Class	24,828,778
AIM Dynamics Fund, Class A	20,329,972
AIM Large Cap Growth Fund — Institutional Share Class	18,508,211

2005
INVESCO Stable Value Trust Fund	$34,058,292
INVESCO 500 Index Trust Fund	30,166,357
AIM Basic Value Fund — Institutional Share Class	25,324,706
AIM Small Cap Growth Fund — Institutional Share Class	25,199,577
AIM International Growth Fund — Institutional Share Class	24,957,158
AIM Dynamics Fund, Class A	19,282,132
AIM Large Cap Growth Fund — Institutional Share Class	18,504,150
AIM Diversified Dividend Fund, Class A	15,054,998
Net appreciation (depreciation) in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2006, is as follows for each investment type, as determined by the quoted market prices or trustee valuations:

INVESCO PLC ordinary shares	$1,915,139

Non-employer common stock	35,926

Mutual funds	18,762,659

Collective trusts	13,093,413

Net appreciation in fair value of investments	$33,807,137

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
5. Fully Benefit-Responsive Contracts Held in Common Collective Trust
The Plan invests in the INVESCO Stable Value Trust (Trust), which is the Plan’s only common collective trust fund investment that holds fully benefit-responsive investment contracts. The fair value of the Plan’s investment contracts held through the Trust at December 31, 2006 and 2005, is $36,799,877 and $33,537,954, respectively, and is included in the investments, at fair value on the statement of net assets available for benefits. Also, presented on the Plan statement are the 2006 and 2005 year-end adjustments from fair value to contract value for the fully benefit-responsive investment contracts of $802,959 and $520,338, respectively.
The adjustments from fair value to contract value represent the Plan’s proportionate share of the Trust’s total adjustments, as reported in the December 31, 2006 audited financial statements of the Trust. Also, December 31, 2006 Trust information on the market yields and crediting interest rates for the Trust’s fully benefit-responsive investment contracts are reported in the notes to financial statements of the Trust.
6. Related-Party Transactions
A significant portion of the Plan’s assets are invested in mutual and collective trust funds managed by the Employers and their affiliates, INVESCO, AIM, and Atlantic Trust. Such funds are charged management fees by the Employers and their affiliates. As discussed in Note 2, INVESCO does not charge investment management fees related to the Plan’s trust funds.
At December 31, 2006 and 2005, the Plan held 436,711 and 518,538 ordinary shares of INVESCO PLC common stock, respectively, which represents an ownership interest in INVESCO PLC of less than 1%.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
7. Income Tax Status (continued)
Revenue Service, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.
8. Plan Termination
The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board’s designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, participants will remain 100% vested and the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under ERISA, the Plan’s benefits are not insured by the Pension Benefit Guaranty Corporation.
9. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$321,031,682	$291,266,160
Less amounts allocated to withdrawn participants	(781,759)	(1,349,690)

Net assets available for benefits per the Form 5500	$320,249,923	$289,916,470

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2006
9. Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Benefits paid to participants per the financial statements	$40,660,883
Less 2005 amounts allocated to withdrawn participants	(1,349,690)
Add 2006 amounts allocated to withdrawn participants	781,759

Benefits paid to participants per the Form 5500	$40,092,952

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
EIN: 58-2287224 Plan Number: 010
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor or Similar Party	Investment	Value

		Cash	$174,223
	SSgA	Money Market Fund	1,528,087
*	INVESCO PLC	Ordinary shares of common stock	4,670,190
*	INVESCO Institutional Retirement Trust	Stable Value Trust Fund **	37,602,836
*	INVESCO Institutional Retirement Trust	International Equity Trust Fund	7,380,718
*	INVESCO Institutional Retirement Trust	500 Index Trust Fund	30,697,426
*	INVESCO Institutional Retirement Trust	Equity Real Estate Securities Trust Fund	7,830,122
*	INVESCO Institutional Retirement Trust	Structured Small Cap Value Equity Trust Fund	6,697,015
*	INVESCO Institutional Retirement Trust	Core Fixed Income Trust Fund	10,202,289
*	AIM Advisors, Inc.	Dynamics Fund, Class A	20,329,972
*	AIM Advisors, Inc.	Diversified Dividend Fund-Institutional Class	15,980,481
*	AIM Advisors, Inc.	Large Cap Growth Fund — Institutional Share Class	18,508,211
*	AIM Advisors, Inc.	Small Cap Growth Fund — Institutional Share Class	26,664,808
*	AIM Advisors, Inc.	International Growth Fund — Institutional Share Class	31,238,897
*	AIM Advisors, Inc.	Basic Value Fund — Institutional Share Class	24,828,778
*	AIM Advisors, Inc.	Constellation Fund, Class A	78,810
*	AIM Advisors, Inc.	Structured Core Fund, Class A	164,412
*	AIM Advisors, Inc.	Mid Cap Basic Value Fund, Class R	63,340
*	AIM Advisors, Inc.	Global Equity Fund, Class A	2,628
*	AIM Advisors, Inc.	Developing Markets, Class A	2,130
*	AIM Advisors, Inc.	Real Estate Investor Class	613
*	AIM Advisors, Inc.	High Yield — Investor Class	116,777
*	AIM Advisors, Inc.	Energy Fund, Class A	6,098
*	AIM Advisors, Inc.	Select Equity Fund, Class A	2,921
*	AIM Advisors, Inc.	Mid Cap Basic Value Fund, Class A	178,942
*	AIM Advisors, Inc.	Small Cap Equity Fund, Class A	11,683
*	AIM Advisors, Inc.	Global Aggressive Growth Fund, Class A	94,019
*	AIM Advisors, Inc.	Asia Pacific Growth Fund, Class A	1,875

INVESCO 401(k) Plan (formerly AMVESCAP 401(k) Plan)
EIN: 58-2287224 Plan Number: 010
Schedule H, Line 4i — Schedule of Assets (continued)
(Held at End of Year)
December 31, 2006

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor or Similar Party	Investment	Value

*	Atlantic Whitehall Funds	Mid Cap Growth Fund — Institutional Share Class	12,447,914
	SSgA	S&P Mid Cap Index SL Fund	10,633,456
	SSgA	Russell 1000 Value Index SL Fund	5,124,464
	SSgA	Russell 1000 Growth Index SL Fund	14,217,908
	SSgA	Passive Bond Market Index SL Fund	913,727
	SSgA	Treasury Inflation Protected Fund	1,272,422
	SSgA	Russell Daily EAFE Fund	958,074
	SSgA	Russell REIT Index	1,852,270
	PIMCO	Real Return Fund — Insititutional Share Class	1,276,103
	Artisan	Mid Cap Value Fund — Investor Shares	4,583,278
	AllianceBernstein	International Value Fund — Advisor Shares	8,529,828
	Lasso	Long & Short Strategic Opportunities Fund	3,971,981
	Various non-Employer Stock and Mutual	Funds Various publicly traded self-directed investments	4,089,006
*	Participant loans	Promissory notes, with interest ranging from 5.0% to 10.5% and varying maturities	5,517,697

			$320,446,429

* Party in Interest
** Fully benefit-responsive investments shown at contract value
Note: Column (d) cost information is not applicable.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESCO 401(k) Plan

	By:	INVESCO Benefits Plan Committee Plan Administrator

Date: June 27, 2007	By:	/s/ Mitchell D. Schultz

Name: Mitchell D. Schultz
Title: Chairman